Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102 (Continuous Disclosure Obligations), this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Rogers Communications Inc. (the “Company”) held on April 24, 2024.

Class A Voting Shareholders

1. Election of Directors

Resolutions electing the following 14 individuals as directors of the Company until the next annual general meeting of the shareholders of the Company were passed with the following results:

Michael J. Cooper Shares Voted For: Withheld:	108,949,518 37,744
Ivan Fecan Shares Voted For: Withheld:	108,971,976 15,286
Jan L. Innes Shares Voted For: Withheld:	108,973,231 14,031
Dr. Mohamed Lachemi Shares Voted For: Withheld:	108,972,455 14,807
Edward S. Rogers Shares Voted For: Withheld:	108,949,436 37,826
Bradley S. Shaw Shares Voted For: Withheld:	108,963,694 23,568
Tony Staffieri Shares Voted For: Withheld:	108,979,512 7,750

Trevor English Shares Voted For: Withheld:	108,944,294 42,968
Robert J. Gemmell Shares Voted For: Withheld:	108,965,080 22,182
Diane A. Kazarian Shares Voted For: Withheld:	108,984,230 3,032
David A. Robinson Shares Voted For: Withheld:	108,957,710 29,552
Lisa A. Rogers Shares Voted For: Withheld:	108,967,894 19,368
Wayne Sparrow Shares Voted For: Withheld:	108,979,713 7,549
John H. Tory Shares Voted For: Withheld:	108,979,939 7,323

2. Appointment of Auditors

A resolution appointing KPMG LLP (“KPMG”) as auditors of the Company until the next annual general meeting of the shareholders of the Company was approved, with 109,006,251 shares voted for KPMG’s appointment and 6,734 shares withheld from voting.

3. Adoption of Directors’ Restricted Share Unit Plan

A resolution approving the adoption of the Directors’ Restricted Share Unit Plan (the “RSU Plan”) was passed, with 108,937,743 shares voted for the RSU Plan and 49,519 shares voted against the RSU Plan.

For additional information, please see the Company’s management information circular dated March 5, 2024, a copy of which is available on SEDAR+ at www.sedarplus.ca.

Toronto, Ontario, April 24, 2024

ROGERS COMMUNICATIONS INC.

Per:	“Marisa Wyse”
Marisa Wyse
Chief Legal Officer and Corporate Secretary